Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes from Board of Directors Meeting held on September 10, 2008

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF BOARD OF DIRECTORS MEETING (10/2008)

Date, Time and Place :
September 10, 2008, 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9º floor, in the City and State of São Paulo.

Present:
Members of the Board of Directors, duly signed below.

Discussed and approved Matters:

1.	Based on the presentation made to the Board of Directors, the members of the Board of Directors discussed the strategy of the Company´s subsidiaries in the LPG business.

2.
The members of the Board of Directors were updated about the signature and communication of the sale and purchase agreement with Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal by one of the Company’s subsidiary and about the integration plan.

3.	As there were no further matters to discuss, the meeting was over and the minutes of this meeting were transcribed.

The minutes of this meeting were read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho

Chairman	Vice Chairman

Renato Ochman – Board member

Nildemar Secches – Board member

Luiz Carlos Teixeira - Board member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 11, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Board Minutes)